Exhibit (a)(1)(F)

John J Smith
25 Main St
Apartment 5648 3rd Floor
<Address Line 3>
<Address Line 4>
<Address Line 5>
<Address Line 6>
Stamford, CT 06905
September 28, 2009
Dear John J Smith:
This letter provides your personal identification number (PIN) that you will need to access your account and make an election for Intel’s Employee Stock Option Exchange Program.
Your temporary PIN is XXXXX
For security purposes, the first time you access your account, you will be prompted to change your PIN.
If you have issues logging into the Web, please contact the Computershare call center at the phone number included in your welcome letter.
Please refer to the letter and materials you received in a separate package for detailed program information, including the ways you may register your elections.
Sincerely,
The Intel Stock Option Exchange Team
Stock.Exchange.Admin@Intel.com